February 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye and Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

Re:	Medicine Man Technologies, Inc.
Registration Statement on Form S-3
Filed on January 7, 2022 and amended on January 31, 2022
File No. 333- 262059

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Medicine Man Technologies, Inc. hereby requests that the effective date of the above-captioned registration statement be accelerated to 4:00 p.m. Eastern Time, on February 4, 2022, or as soon as practicable thereafter.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

Medicine Man Technologies, Inc.

/s/Nancy Huber

Nancy Huber

Chief Financial Officer